Exhibit 99.1

2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com
March 8, 2010	TSX: BAJ
OTCQX: BAJFF

NEWS RELEASE

BAJA FILES UPDATED TECHNICAL REPORT AND AMENDED FINANCIAL STATEMENTS

Baja Mining Corp. today announced that, further to its news release dated January 15, 2010, it has filed an updated NI 43-101 compliant technical report (the “Technical Report”) on the Boleo Project. The Technical Report can be found on Baja’s website at www.bajamining.com and on SEDAR at www.sedar.com.

The “Updated Technical Report” dated February 24, 2010, prepared by Michael Shaw, P.E.; Thomas Gluck, PhD; David Dreisinger, PhD; Scott Britton, P.E.; Terry Hodson, P.Geo. (all of Baja); and Timothy Ross (of Agapito & Associates), all Qualified Persons, projects an average annual production for the first six years, of the currently scheduled initial 23 years of plant production, of 56,697 tonnes of copper cathode, 1,708 tonnes of cobalt cathode and 25,364 tonnes of zinc sulphate. The project has proven and probable reserves that support a mine life of more than 25 years. Average life-of-mine (currently anticipated at 25 years of mining and 23 years of process plant) cash costs (based on the three year trailing average metal prices, as of December 31, 2009, in accordance with SEC guidelines) are negative US$0.29 per pound of copper, net of by-product credits for cobalt and zinc, and with no credit for manganese.

In conjunction with the filing of the base shelf prospectus and related filings in the United States reported earlier today, March 8, 2010, Baja has filed amended consolidated financial statements for the year ended December 31, 2008 and for the interim period ended September 30, 2009 plus the amended management discussion and analysis for the period ended September 30, 2009. The financial statements have been reconciled, as required by the filing of the Registration Statement, to US GAAP Item 18. In addition, during the review for the filing of the amended financial statements for the prospectus, Baja discovered an error in the cash flow statement of the September 30, 2009 interim financial statements.

Certain cash flows arising from changes in project vendors’ deposits were incorrectly presented as part of changes in working capital within operating activities. The receipts (amounting to $6.6 million) are considered cash receipts from the repayment of advances and should therefore have been included as part of investing activities, thereby reducing the cash flows invested in mineral properties during the three and nine-month periods ended September 30, 2009.

As at September 30, 2009 this adjustment had no effect on the Company`s earnings or on the interim consolidated balance sheet. Amended consolidated financial statements and the Company’s management discussion and analysis have been filed and are available on SEDAR at www.sedar.com, as well as on the Company’s website at www.bajamining.com.

Baja Mining is a Vancouver-based publicly traded mine development company (TSX:BAJ; OTCQX:BAJFF) with a 70% interest in the Boleo copper-cobalt-zinc-manganese project located near Santa Rosalia, Baja California Sur, Mexico. A Korean syndicate holds the remaining 30%. Baja is the project operator. The target date for commissioning Boleo is 2012.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, within the meaning of the U.S. Securities Act of 1933 and U.S. Securities Exchange Act of 1934 and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of start-up; expected timing of a manganese feasibility study; expected timing for construction and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements. Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission (SEC) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release such as "measured," "indicated," and "inferred" "resources", which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC website at http://www.sec.gov/edgar.shtml.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.